SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under The Securities Exchange Act of 1934

For the month of January 2009
Commission File Number: 1-13064

NOVA Chemicals Corporation
1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⃞	Form 40-F ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-  N/A   .

A copy of the Registrant's:

(a)  Press Release dated January 29, 2009; NOVA Chemicals:  Weak Quarter Ends With Strong December Sales

is furnished herewith and is incorporated by reference into the following Registration Statements:

                Registration Statement on Form S-8  #33-47673
                Registration Statement on Form S-8  #333-520
                Registration Statement on Form S-8  #333-9076
                Registration Statement on Form S-8  #333-9078
                Registration Statement on Form S-8  #33-86218
                Registration Statement on Form S-8  #33-77308
                Registration Statement on Form S-8  #333-11280
                Registration Statement on Form S-8  #333-12910
                Registration Statement on Form S-8  #333-101793
                Registration Statement on Form S-8  #333-109424

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

/s/ Ronald E.J. Kemle
Ronald E.J. Kemle
Vice President Legal

January 29, 2009

EXHIBITS

Attached hereto is:

99.1    Press Release dated January 29, 2009; NOVA Chemicals:  Weak Quarter Ends With Strong December Sales